March 12, 2025

VIA EDGAR

Blake Grady

Office of Mergers and Acquisitions

United States Securities and Exchange Commission, Division of Corporation Finance

Washington, DC 20549

Re:	CIM Real Estate Finance Trust, Inc.

Comrit Investments 1, Limited Partnership

Schedule TO-T/A filed March 10, 2025 by
Comrit Investments 1, Limited Partnership and Comrit Investments Ltd.

File No. 005-87389

Dear Mr. Grady:

On behalf of Comrit Investments 1, Limited Partnership (the “Purchaser”), set forth below is the Purchaser’s response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your March 11, 2025 letter (the “Comment Letter”) concerning the above-referenced filing.

For convenience, we have included the text of the comment from the Comment Letter, followed by our response.

General

1.            We note that on March 10, 2025, you issued a press release stating that you amended the expiration date of the Offer, such that the Offer will expire on March 11, 2025, instead of March 26, 2025. Please advise how publishing the press release one business day before the new expiration date complies with Rule 14d-4(d)(1), which requires dissemination of the press release "in a manner reasonably designed to inform security holders of [the] change.".

The Purchaser published a press release on March 12, 2025 in to announce the reinstatement of the Offer’s originally scheduled expiration date of March 26, 2025. Concurrently with this response letter, the Purchaser is filing Amendment #2 to the Schedule TO-T originally filed with the Commission on January 27, 2025 (“Amendment #2”), to report the publication of the press release reinstating the originally scheduled expiration date of March 26, 2025.

2.            We note your disclosure in the press release that "[t]he minimum period during which the Offer must remain open following any material change in the terms of the Offer is generally 10 business days to allow for adequate dissemination to shareholders." Please advise how keeping the Offer open for one business day following the amendment in the expiration date comports with such disclosure.

The Purchaser acknowledges the Staff’s comment and refers the Staff to Amendment #2 and the corresponding press release attached thereto, which reinstates the Offer’s originally scheduled expiration date of March 26, 2025.

*            *            *            *            *

The Purchaser acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the Purchaser’s response or require further information, please do not hesitate to contact the Purchaser’s counsel, Amos W. Barclay of Holland & Hart LLP, by telephone at (303) 473-4813.

Sincerely,

Comrit Investments 1, LP
By: Comrit Investments Ltd., its General Partner

/s/ Ziv Sapir
Ziv Sapir, Chief Executive Officer

cc:	Amos W. Barclay, Esq. (Holland & Hart LLP)

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